100 N Tryon Street
Charlotte, NC 28255

July 30, 2024

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 under Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Bank of America Corporation has made disclosure pursuant to such provision in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, which was filed with the U.S. Securities and Exchange Commission on July 30, 2024.

Sincerely,

Bank of America Corporation

By:	/s/ Ross E. Jeffries, Jr.
Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary